LPBP INC. ANNOUNCES CLOSING OF SALE OF PARTNERSHIP ASSETS

Toronto, Canada, February 26, 2007 - LPBP Inc. (the “Company”) announces that it has been advised of the completion of the previously announced sale of the diagnostics business operated by MDS Laboratory Services, L.P. (“Labs LP”), MDS Inc. and certain other parties to Borealis Infrastructure Management Inc. in a CAD$1.3 Billion transaction. As part of that sale, Labs LP sold its assets for proceeds of approximately CAD$755 Million. In connection with the sale, and as previously approved by the Company’s shareholders, the articles of the Company were amended to allow the Company to consent to the sale by Labs LP and the Company agreed to certain amendments to the partnership agreement governing Labs LP.

The board of directors of the Company currently intends to distribute to shareholders the aggregate net proceeds of the sale by Labs LP, currently estimated at approximately CAD$600 Million, after deducting adjustments and amounts for income taxes and expenses relating to the sale and the amount of the holdback under the sale and amounts needed for general corporate purposes. The Company expects to announce the date and amount of the initial distribution of sale proceeds shortly.

As previously disclosed by the Company, the Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

Caution Regarding Forward-Looking Language

This press release contains forward-looking statements (within the meaning of applicable securities’ legislation including the U.S. Private Securities Litigation Reform Act of 1995) relating to the proposed use of proceeds of the sale by the Labs LP of its assets. Words such as “expects”, “will”, “should”, “plans” and “intends” are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the Company to use the proceeds of the sale by Labs LP in a different manner than expected or cause the estimated amount available for distribution to be lower than expected. These factors include, without limitation, changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute all or any portion of the proceeds or unanticipated costs, expenses or other liabilities. Risk factors relating to the Company’s business are discussed in greater detail under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR, May 14, 2004) and in its other filings with securities regulatory authorities. Additional risk factors relating to the sale by Labs LP are discussed in greater detail under the heading “Risk Factors” in the Company’s management information circular dated October 27, 2006 (filed on SEDAR, November 3, 2006). Copies of all such filings may be obtained at www.sedar.com or www.sec.gov. Readers should carefully consider all such risk factors and should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

John Anderson President,
Chief Executive Office and Chief Financial Officer
Phone: 416.213.0565